Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE AB INBEV TO TAKE ANY FURTHER ACTION

Anheuser-Busch InBev SA/NV

(Incorporated in the Kingdom of Belgium)

Register of Companies Number: 0417.497.106.

Euronext Brussels Share Code: ABI

Mexican Stock Exchange Share Code: ABI

NYSE ADS Code: BUD

JSE Share Code: ANB

ISIN: BE0003793107

(“AB InBev”)

PRE-LISTING ANNOUNCEMENT - SECONDARY INWARD LISTING OF AB INBEV ON THE MAIN BOARD OF THE EXCHANGE OPERATED BY JSE LIMITED (“JSE”)

1.	INTRODUCTION

1.1	AB InBev is a publicly traded company headquartered in Leuven, Kingdom of Belgium (“Belgium”), and is the leading global brewer as well as one of the world’s top five consumer goods companies.

1.2

AB InBev’s portfolio consists of well over 200 beer brands, including 16 brands each with an estimated retail sales value of at least USD1 billion per annum. This diverse portfolio includes global brands Budweiser, Stella Artois and Corona.

1.3

AB InBev has a primary listing of its ordinary shares without nominal value (“Ordinary Shares”) on Euronext Brussels,[1] a secondary listing on the Mexico Stock Exchange and American Depository Receipts listed on the New York Stock Exchange. As at 7 January 2016 (being the last business day prior to the publication of this pre-listing announcement (“Pre-listing Announcement”), AB InBev had a market capitalisation of approximately EUR178 billion.

1.4

Further to AB InBev’s intention to list announcement that was issued on 14 December 2015, the JSE has confirmed that Euronext Brussels is an accredited exchange acceptable to the JSE in terms of paragraph 18.42 of the Listings Requirements issued by the JSE (“Listings Requirements”) and has granted AB InBev approval for a secondary listing, by way of introduction under the fast-track listing process contemplated by section 18 of the Listings Requirements, of all its issued Ordinary Shares, being 1 608 242 156 Ordinary Shares, on the Main Board of the exchange operated by the JSE in the “Consumer – Food & Beverages – Beverages - Brewers” sector, under the abbreviated name “AB InBev”, JSE share code “ANB” and ISIN BE0003793107, (the “Listing”) with effect from the commencement of trading on 15 January 2016 (“Listing Date”).

[1]

AB InBev listed on Euronext Brussels with effect from 1 December 2000. AB InBev’s initial listing on Euronext Brussels was under the name of Interbrew, prior to the combination of Interbrew and AmBev to form InBev, and the combination of InBev and Anheuser-Busch to form AB InBev.

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2.	OVERVIEW OF AB INBEV

2.1

AB InBev is the leading global brewer as well as one of the world’s top five consumer goods companies. It employs approximately 155 000 people across 25 countries and is headquartered in Leuven, Belgium. AB InBev’s dedication to quality goes back to a brewing tradition of more than 600 years at the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery, with its origins in St. Louis, USA, since 1852. AB InBev is a truly international organisation, with close to 30 nationalities represented in the most senior management positions.

2.2

AB InBev’s portfolio consists of well over 200 beer brands, including 16 brands each with an estimated retail sales value of at least USD1 billion per annum. This diverse portfolio includes global brands Budweiser, Stella Artois and Corona; international brands Beck’s, Leffe and Hoegaarden; and local champions Bud Light, Skol, Brahma, Antarctica, Quilmes, Victoria, Modelo Especial, Michelob Ultra, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, Cass and Jupiler. AB InBev’s strong and balanced portfolio includes seven of the ten most valuable beer brands in the world.

2.3	AB InBev is geographically diversified with a balanced exposure to developed and developing markets. In 2014, AB InBev realised USD47.1 billion in revenue.

2.4

AB InBev is organised into seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which its operations are based. As a result, it has a global footprint with a balanced exposure to developed and developing markets and production facilities spread across its six geographical zones. It has significant brewing operations within the developed markets in its North America zone (which accounted for 26.4% of its consolidated volumes for the year ended 31 December 2014) and in its Europe zone (which accounted for 9.7% of its consolidated volumes for the year ended 31 December 2014). It also has significant exposure to developing markets in Latin America North (which accounted for 27.3% of its consolidated volumes in the year ended 31 December 2014), Asia Pacific (which accounted for 18.0% of its consolidated volumes in the year ended 31 December 2014), Latin America South (which accounted for 8.0% of its consolidated volumes in the year ended 31 December 2014) and Mexico (which accounted for 8.5% of its consolidated volumes in the year ended 31 December 2014). Its 2014 volumes (beer and non-beer) were 459 million hectolitres.

2.5

Prospective investors are invited to view AB InBev’s 2014 Annual Report and results for the six months ended 30 June 2015 at http://www.ab-inbev.com/investors/results-center/annual-and-hy-reports.html.

2.6

AB InBev has a proven track record of successfully completing and integrating business combinations and creating shareholder value. AB InBev has completed several major transactions in the past two decades and has consistently delivered on its stated goals and honoured its commitments for the benefit of all stakeholders. For example:

2.6.1	in November 2008, InBev and Anheuser-Busch merged to create AB InBev;

2.6.2	in June 2013, AB InBev acquired Grupo Modelo, Mexico’s leading brewer, in a transaction valued at USD20.1 billion; and

2.6.3	in April 2014, AB InBev completed the acquisition of Oriental Brewery, South Korea’s leading brewer, at an enterprise value of USD5.8 billion.

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3.	RATIONALE FOR THE LISTING

3.1

Following the initial announcement on 13 October 2015 by the boards of directors of AB InBev and SABMiller plc (“SABMiller”) that they had reached an agreement in principle on the key terms of a possible recommended offer to be made by AB InBev for the entire issued, and to be issued, share capital of SABMiller (the “Transaction”), the boards of directors of AB InBev and SABMiller announced on 11 November 2015 (the “Announcement”) that they had reached agreement on the terms of the Transaction.

3.2	In the Announcement, AB InBev indicated its intention to:

3.2.1	seek a secondary inward listing of its Ordinary Shares on the exchange operated by the JSE, as soon as reasonably practicable after the date of the Announcement; and

3.2.2	upon or shortly after completion of the Transaction, list the new ordinary shares of Newco[2] on the exchange operated by the JSE, through a secondary inward listing, which would replace the Listing.

3.3

Further details in respect of the Transaction are set out in the Announcement, which, along with further documents in relation to the Transaction, may be viewed at http://www.ab-inbev.com/investors/disclaimer/pressrelease.html.

3.4

Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of the global beer industry by volumes by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa being expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025.

3.5

AB InBev does not currently have any significant operations in Africa and the continent will play a vital role in the future of the combined AB InBev and SABMiller group post implementation of the Transaction (“Combined Group”), building upon the strong history and success of SABMiller in the region, dating back to the 19th century.

3.6	Consequently, the purpose of the Listing is to:

3.6.1

demonstrate AB InBev’s commitment to the Republic of South Africa (“South Africa”) and the African continent, which will be a critical driver of future growth for AB InBev following its proposed combination with SABMiller; and

3.6.2	provide South African investors with an opportunity to invest in, and participate in, the future growth of AB InBev.

4.	PROSPECTS

AB InBev believes that the combination of AB InBev and SABMiller would create a truly global brewer and one of the world’s leading consumer products companies. Given the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, the Combined Group would have operations in virtually every major beer market, including key emerging regions with strong growth prospects, such as Africa, Asia, and Central and South America.

[2]

A Belgian limited liability company to be formed for the purposes of the Transaction, further details of which are set out in the Announcement. Newco will represent the Combined Group (as defined below) post implementation of the Transaction.

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5.	LISTING APPROVALS AND CLASSIFICATION

5.1

The Financial Surveillance Department of the South African Reserve Bank (“SARB”) has approved the secondary inward listing of AB InBev on the Main Board of the exchange operated by the JSE, and classified the secondary inward listed Ordinary Shares as ‘domestic’ for exchange control purposes. Accordingly, South African resident investors may trade the Ordinary Shares on the JSE without having recourse to their foreign portfolio allowances.

5.2

The JSE has granted AB InBev a secondary listing by way of introduction, in terms of the fast-track listing process, of all its issued Ordinary Shares on the Main Board of the exchange operated by the JSE in the “Consumer – Food & Beverages – Beverages - Brewers” sector, under the abbreviated name “AB InBev”, share code “ANB” and ISIN BE0003793107 with effect from the commencement of trade on the Listing Date.

5.3

AB InBev is committed to ensuring that the Listing is viable, and in accordance with paragraph 18.9(b) of the Listings Requirements, has made arrangements, to the satisfaction of the JSE’s Clearing and Settlement division, to ensure that sufficient scrip is available on the South African register from the Listing Date.

6.	FINANCIAL INFORMATION

6.1	Set out below are the basic, diluted, adjusted and headline earnings per Ordinary Share for the six months ended 30 June 2015 and the 12 months ended 31 December 2014:

	Six months ended 30 June 2015 USD million (unaudited)	12 months ended 31 December 2014 USD million
Profit attributable to equity holders of AB InBev	4 610	9 216

Weighted average number of Ordinary Shares	1 640	1 634

Basic earnings per Ordinary Share	2.81	5.64

Normalised profit attributable to equity holders of AB InBev	4 278	8 865

Weighted average number of Ordinary Shares	1 640	1 634

Earnings per Ordinary Share before non- recurring items	2.61	5.43

Profit attributable to equity holders of AB InBev	4 610	9 216

Weighted average number of Ordinary Shares (diluted)	1 671	1 665

Diluted earnings per Ordinary Share	2.76	5.54

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	Six months ended 30 June 2015 USD million (unaudited)	12 months ended 31 December 2014 USD million
Normalised profit attributable to equity holders of AB InBev	4 278	8 865

Weighted average number of Ordinary Shares (diluted)	1 671	1 665

Diluted earnings per Ordinary Share before non-recurring items	2.56	5.32

Unaudited headline earnings:

Profit attributable to equity holders of AB InBev	4 610	9 216

After tax impairment of goodwill, property, plant and equipment, and intangible assets	7	111

After tax net (gain)/loss on disposal of non-financial assets	-7	-102

Headline earnings	4 610	9 225

Headline earnings per Ordinary Share	2.81	5.65

Diluted headline earnings per Ordinary Share	2.76	5.54

6.2	The number of Ordinary Shares has been adjusted for the 1 859 625 Ordinary Shares held by AB InBev and Brandbrew SA, AB InBev’s subsidiary, as treasury shares as at 7 January 2016.

6.3	Historical financial information of AB InBev is available at http://www.ab-inbev.com/investors/results-center/annual-and-hy-reports.html.

7.	CORPORATE GOVERNANCE

7.1

AB InBev conducts business around the globe according to the highest ethical, corporate governance and transparency standards, and in compliance with all applicable laws and regulations. The board of directors (“Board”) and senior leadership team of AB InBev have established, and continually maintain, a strong ethical climate, supported by an effective system of internal controls, monitoring, risk assessment, auditing, and training. In this regard, AB InBev has established audit, finance, nomination and remuneration committees.

7.2

The corporate governance practices of AB InBev are reflected in its Corporate Governance Charter (the “Charter”), which is available at http://www.ab-inbev.com/corporate-governance/charter.html. The Charter is regularly updated.

8.	AB INBEV DIRECTORS

8.1	The Board currently consists of 14 members, all of whom are non-executives.

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8.2	The full names, ages, capacities and a summary of the experience of the directors of AB InBev are provided below:

Full name	Age	Capacity	Experience
Maria Asuncion Aramburuzabala	52	Non-executive, non-independent director

Ms. María Asuncion Aramburuzabala is a citizen of Mexico and holds a degree in accounting from Instituto Tecnológico Autónomo de México (“ITAM”). She has served as the Chief Executive Officer of Tresalia Capital since 1996. She also sits on the boards of directors of KIO Networks, Abilia, Red Universalia, Grupo Modelo, Grupo Financiero Banamex, Banco Nacional de México, Fresnillo plc, Médica Sur, Latin America Conservation Council, Calidad de Vida, Progreso y Desarrollo para la Ciudad de México and is an advisory board member of ITAM, School of Business. Ms. Aramburuzabala was appointed as director in accordance with the terms of the combination of AB InBev with Grupo Modelo.

Alexandre Behring	48	Non-executive director, nominated by the holders of class B Stichting InBev certificates

Mr. Alexandre Behring is a representative of the main shareholders (nominated by BRC S.à.R.L. (“BRC”), the holder of the class B Stichting AB InBev certificates). He is a Brazilian citizen and received a BS in electrical engineering from Pontificia Universidade Catolica in Rio de Janeiro and an MBA from Harvard Graduate School of Business, having graduated as a Baker Scholar and a Loeb Scholar. He is a co-founder and the Managing Partner of 3G Capital, a global investment firm with offices in New York and Rio de Janeiro, since 2004. Mr. Behring has served on Burger King’s board of directors as Chairman since October 2010, following Burger King’s acquisition by 3G Capital, and has become Chairman of H.J. Heinz, following the closing of such company’s acquisition by Berkshire Hathaway and 3G Capital in June 2013. Additionally, Mr. Behring served as a director, and member of the Compensation and Operations Committees of the board of directors of CSX Corporation, a leading rail-based transportation company in the United States of America (“USA”), from 2008 to 2011. Previously, Mr. Behring spent approximately 10 years at GP Investments, one of Latin America’s premier private-equity firms, including eight years as a partner and member of the firm’s Investment Committee. He served for seven years, from 1998 to 2004, as a director and Chief Executive

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Full name	Age	Capacity	Experience

Officer of Latin America’s largest railroad, America Latina Logistica. Mr. Behring was a co-founder and partner in Modus OSI Technologies, a technology firm with offices in Florida and Sao Paulo, from 1989 to 1993.

Paul Cornet de Ways Ruart	47	Non-executive director, nominated by the holders of class A Stichting AB InBev certificates

Mr. Cornet de Ways Ruart is a representative of the main shareholders (nominated by Eugénie Patri Sébastien S.A. (“EPS”), the holder of the class A Stichting AB InBev certificates). He is a Belgian citizen and holds a Master’s Degree as a Commercial Engineer from the Catholic University of Louvain and an MBA from the University of Chicago. For five years, he was with Yahoo! EMEA as Chief of Staff, Senior Financial Director responsible for Audience and EMEA Director of Corporate Development. Prior to joining Yahoo!, Mr. Cornet de Ways Ruart was Director of Strategy for Orange UK and spent seven years with McKinsey & Company in London and Palo Alto, California. He is also a member of the boards of directors of EPS, Rayvax, Adrien Invest and several venture capital backed technology companies.

Stéfan Descheemaeker	55	Non-executive director, nominated by the holders of class A Stichting AB InBev certificates

Mr. Descheemaeker is a representative of the main shareholders (nominated by EPS, the holder of the class A Stichting AB InBev certificates). He is a Belgian citizen and holds a Master’s Degree in Commercial Engineering from Solvay Business School. He began his professional career with the Belgian Ministry of Finance and then worked in an investment group until 1996, when he joined Interbrew as head of Strategy & External Growth, managing its mergers and acquisitions activities, culminating with the combination of Interbrew and AmBev. In 2004, he transitioned to operational management, in charge of Interbrew’s operations in the USA and Mexico, and then as InBev’s Zone President Central and Eastern Europe, and, eventually, Western Europe. In 2008, Mr. Descheemaeker ended his operational responsibilities at AB InBev and joined the Board as a non-executive director. He was previously the Chief Financial Officer of Delhaize Group (appointed in January 2009) and Chief Executive Officer

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Full name	Age	Capacity	Experience

and Chief Executive Officer (appointed in January 2012) of Delhaize Europe. He was recently appointed as the Chief Executive Officer of Iglo Group and is a member of the Universite Libre de Bruxelles (ULB) Foundation.

Grégoire de Spoelberch	49	Non-executive director, nominated by the holders of class A Stichting AB InBev certificates

Mr. de Spoelberch is a representative of the main shareholders (nominated by EPS, the holder of the class A Stichting AB InBev certificates). He is a Belgian citizen and holds an MBA from INSEAD. Mr. de Spoelberch is an active private equity shareholder and his recent activities include shared Chief Executive Officer responsibilities for Lunch Garden, the leading Belgian self-service restaurant chain. He is a member of the boards of directors of several family owned companies, such as EPS, Verlinvest and Cobehold (Cobepa). He is also an administrator of the InBev Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

Valentin Diez	75	Non-executive, non-independent director

Mr. Valentín Diez is a citizen of Mexico and holds a degree in Business Administration from the Universidad Iberoamericana and participated in postgraduate courses at the University of Michigan. He is currently President of Grupo Nevadi International, Chairman of the Consejo Empresarial Mexicano de Comercio Exterior, Inversión y Tecnología, AC (COMCE) and Chairman of that organisation’s Mexico-Spain Bilateral Committee. He is a member of the board of directors of Grupo Modelo, Vice President of Kimberly Clark de México and Grupo Aeroméxico. He is member of the boards of directors of Grupo Financiero Banamex, Acciones y Valores Banamex, Grupo Dine, Mexichem, OHL México, Zara México, Telefónica Móviles México, Banco Nacional de Comercio Exterior, S.N.C. (Bancomext), ProMexico and the Instituto de Empresa, Madrid. He is a member of the Consejo Mexicano de Hombres de Negocios and Chairman of the Instituto Mexicano para la Competitividad, IMCO. He is Chairman of the

9

Full name	Age	Capacity	Experience

Assembly of Associates of the Universidad Iberoamericana, and founder and Chairman of the Diez Morodo Foundation, which encourages social, sporting, educational and philanthropic causes. Mr. Diez is also a member of the board of the Museo Nacional de las Artes, MUNAL in Mexico and a member of the International Trustees of the Museo del Prado in Madrid, Spain. Mr. Díez was appointed as director in accordance with the terms of the combination of AB InBev with Grupo Modelo.

Olivier Goudet	51	Chairman, non-executive, independent director

Mr. Goudet is an independent Board member. He is a French citizen, holds a Degree in Engineering from l’Ecole Centrale de Paris and graduated from the ESSEC Business School in Paris with a major in Finance. Mr. Goudet is Partner and Chief Executive Officer of JAB Holding Company, LLC, a position he has held since June 2012. He started his professional career in 1990 at Mars, Inc. (“Mars”), serving on the finance team of the French business. After six years, he left Mars to join the VALEO Group, where he held several senior executive positions. In 1998, Mr. Goudet returned to Mars, where he later became Chief Financial Officer in 2004. In 2008, his role was broadened and he was appointed Executive Vice President and Chief Financial Officer. In June 2012, he became an Adviser to the board of directors of Mars. In January 2013, Mr. Goudet became the Chairman of Peet’s Coffee & Tea Inc. He is also a member of the boards of directors of Coty Inc. and D.E. Master Blenders 1753.

Paulo Lemann	47	Non-executive director, nominated by the holders of class B Stichting AB InBev certificates

Mr. Paulo Alberto Lemann is a representative of the main shareholders (nominated by BRC, the holder of the class B Stichting AB InBev certificates). He is a Brazilian citizen and graduated from Faculdade Candido Mendes in Rio de Janeiro, (“Federative Republic of Brazil”) Brazil with a BA in Economics. Mr. Lemann interned at PriceWaterhouse in 1989 and was employed as an analyst at Andersen Consulting from 1990 to 1991. From 1992 to 1995, he performed equity analysis while at Banco Marka (Rio de Janeiro).

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Full name	Age	Capacity	Experience

Mr. Lemann performed equity analysis for Dynamo Asset Management (Rio de Janeiro) from 1995 to 1996. From 1997 to 2004, he started the hedge fund investment effort at Tinicum Inc., a New York based investment office that advised the Synergy Fund of Funds where he served as Portfolio Manager. In May 2005, Mr. Lemann founded Pollux Capital and is currently the Portfolio Manager. Mr. Lemann is a board member of Lojas Americanas, the Lemann Foundation and Ambev.

Elio Leoni Sceti	50	Non-executive, independent director

Mr. Elio Leoni Sceti is an independent Board member. He is an Italian citizen, living in the United Kingdom of Great Britain and Northern Ireland (“United Kingdom”). He graduated magma cum laude in Economics from LUISS in Rome, where he passed the Dottore Commercialista post graduate bar exam. Mr. Sceti was previously the Chief Executive Officer of Iglo Group, a European food business whose brands are Birds Eye, Findus (in Italy) and Iglo. He has over 20 years’ experience in the fast moving consumer goods (“FMCG”) and media sectors. He served as Chief Executive Officer of EMI Music from 2008 to 2010. Prior to EMI, Mr. Sceti had an international career in marketing and held senior leadership roles at Procter & Gamble and Reckitt Benckiser. Mr. Sceti is also a private investor in technology start-ups, and is currently Chairman of Zeebox Ltd, Chairman of LSG Holdings, and a Counsellor at One Young World.

Carlos Alberto da Veiga Sicupira	67	Non-executive director, nominated by the holders of class B Stichting AB InBev certificates

Mr. Sicupira is a representative of the main shareholders (nominated by BRC, the holder of the class B Stichting AB InBev certificates). He is a Brazilian citizen and received a Bachelor of Business Administration from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He has been Chairman of Lojas Americanas since 1981, where he also served as Chief Executive Officer until 1992. He is a member of the board of directors of Burger King

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Full name	Age	Capacity	Experience
			Worldwide Holdings; the Harvard Business School’s board of Dean’s Advisers; and a co-founder and board member of Fundação Estudar, a non-profit organisation that provides scholarships for Brazilians.

Marcel Herrmann Telles	65	Non-executive director, nominated by the holders of class B Stichting AB InBev certificates

Mr. Telles is a representative of the main shareholders (nominated by BRC, the holder of the class B Stichting AB InBev certificates). He is a Brazilian citizen and holds a Degree in Economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. He was Chief Executive Officer of Brahma and AmBev and has been a member of the board of directors of AmBev since 2000. He is also a member of the board of directors of Burger King Worldwide Holdings; a member of the advisory board of Itau/Unibanco; a member of the Harvard Business School’s board of Dean’s Advisers; co-founder and board member of Fundação Estudar; and a founder and Chairman of Ismart, a non-profit organisation that provides scholarship to low-income students.

Alexandre van Damme	53	Non-executive director, nominated by the holders of class A Stichting AB InBev certificates

Mr. Van Damme is a representative of the main shareholders (nominated by EPS, the holder of the class A Stichting AB InBev certificates). He is a Belgian citizen and graduated from Solvay Business School, Brussels. Mr. Van Damme joined the beer industry early in his career and held various operational positions within Interbrew until 1991, including Head of Corporate Planning and Strategy. He has managed several private venture holding companies and is currently a director of Patri S.A. (Luxembourg) and of Burger King Worldwide Holdings. He is also a board member of UCB, the Belgian pharmaceutical company; an administrator of the InBev Baillet-Latour Fund, a foundation that encourages social, cultural, artistic, technical, sporting, educational and philanthropic achievements.

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Full name	Age	Capacity	Experience
M. Michele Burns	57	Non-executive, independent director

M. Michele Burns is an American citizen and graduated summa cum laude from the University of Georgia with a Bachelor’s Degree in Business Administration and a Master’s Degree in Accountancy. Ms. Burns was the Chairman and Chief Executive Officer of Mercer LLC from 2006 until 2012. She currently serves on the boards of directors of The Goldman Sachs Group, where she chairs the Risk Committee, Alexion Pharmaceuticals, where she chairs the Strategy and Risk Committee, and Cisco Systems, as well as two private companies, Etsy and Circle Online Financial. From 2003 until 2013, she served as a director of Wal-Mart Stores, where she chaired the Compensation and Nominating Committee and the Strategic Planning and Finance Committee. She also serves as the Center Fellow and Strategic Adviser to the Stanford Center on Longevity at Stanford University. Ms. Burns is on the Executive board of the Elton John Aids Foundation, where she serves as Treasurer. Ms. Burns began her career in 1981 at Arthur Andersen where she became a partner in 1991. In 1999, she joined Delta Air Lines, assuming the role of Chief Financial Officer from 2000 to 2004. From 2004 to 2006, Ms. Burns served as Chief Financial Officer and Chief Restructuring Officer of Mirant Corporation, an independent power producer. From March 2006 until September 2006, Ms. Burns served as the Chief Financial Officer of Marsh and McLennan, before moving to Mercer.

Kasper Rorsted	53	Non-executive, independent director

Mr. Rorsted is a Danish citizen and graduated from the International Business School in Copenhagen. Since April 2008, Mr. Rorsted has been Chief Executive Officer of Henkel, a global FMCG company that operates leading brands in laundry and home care, beauty care and adhesive technologies. Prior to joining Henkel, Mr. Rorsted held senior leadership roles at Oracle, Compaq and Hewlett Packard. Mr. Rorsted is a board member of Bertelsmann SE & co, KGA and Danfoss A/S, Denmark.

8.3

The Chief Executive Officer of AB InBev (“CEO”) is entrusted by the Board with the responsibility for the day-to-day management of AB InBev. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Board of Management (“EBM”) which comprises nine global functional heads and six zone presidents, including the Chief Executive Officer of Ambev (Bernado Pinto Paiva), who reports to the board of directors of Ambev. The EBM does not form part of the Board.

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8.4	The EBM currently consists of the following members:

Full name	Age	Capacity	Experience
Carlos Brito	55	CEO

Mr. Brito is a Brazilian citizen and received a Degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. He held positions at Shell Oil and Daimler Benz prior to joining Ambev in 1989. At Ambev he had roles in Finance, Operations, and Sales, before being appointed Chief Executive Officer in January 2004. He was appointed Zone President North America at InBev in January 2005 and Chief Executive Officer in December 2005. He is also a member of the boards of directors of Ambev and Grupo Modelo.

Felipe Dutra	50	Chief Financial and Technology Officer

Mr. Dutra is a Brazilian citizen and holds a Degree in Economics from Candido Mendes and an MBA in Controlling from Universidade de São Paulo. He joined Ambev in 1990 from Aracruz Celulose, a major Brazilian manufacturer of pulp and paper. At Ambev he held various positions in treasury and finance before being appointed General Manager of one of AB InBev’s beverage subsidiaries. Mr. Dutra was appointed Ambev’s Chief Financial Officer in 1999 and he became AB InBev’s Chief Financial Officer in January 2005. In 2014, Mr. Dutra became AB InBev’s Chief Financial & Technology Officer. He is also a member of the boards of directors of Ambev and Grupo Modelo.

Claudio Braz Ferro	60	Chief Supply Officer

Mr. Ferro is a Brazilian citizen and holds a Degree in Industrial Chemistry from the Universidade Federal de Santa Maria, RS, and has studied Brewing Science at the Catholic University of Leuven. Mr. Ferro joined Ambev in 1977, where he held several key positions, including plant manager of the Skol brewery, Industrial Director of Brahma operations in Brazil and later Vice President Operations at Ambev in Latin America. Mr. Ferro also played a key role in structuring the supply organisation when Brahma and Antarctica combined to form AmBev in 2000. He was appointed AB InBev’s Chief Supply Officer in January 2007.

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Full name	Age	Capacity	Experience
Miguel Patricio	49	Chief Marketing Officer

Mr. Patricio is a Portuguese citizen and holds a Degree in Business Administration from Fundação Getulio Vargas in São Paulo. Prior to joining Ambev in 1998, Mr. Patricio held several senior positions across the Americas at Philip Morris, the Coca-Cola Company and Johnson & Johnson. At Ambev, he was Vice President Marketing, before being appointed Vice President Marketing of InBev’s North American Zone based in Toronto in January 2005. In January 2006 he was promoted to Zone President North America, and in January 2008, he moved to Shanghai to take on the role of Zone President Asia Pacific. He became AB InBev’s Chief Marketing Officer in July 2012.

Sabine Chalmers	50	Chief Legal and Corporate Affairs Officer

Ms. Chalmers is a USA citizen of German and Indian origin and holds an LL.B. from the London School of Economics. She is qualified as a solicitor in England and Wales, and is a member of the New York State Bar. Ms. Chalmers joined AB InBev in January 2005 after over 12 years with Diageo plc where she held a number of senior legal positions in various geographies across Europe, the Americas and Asia including as General Counsel of the Latin American and North American businesses. Prior to Diageo, she was an associate at the law firm Lovells in London, specialising in mergers and acquisitions. Ms. Chalmers is a member of the board of directors of Grupo Modelo. She also serves on several professional councils and not-for-profit boards, including the Association of Corporate Counsel and Legal Momentum, the USA’s oldest legal defence and education fund dedicated to advancing the rights of women and girls.

Claudio Garcia	47	Chief People Officer

Mr. Garcia is a Brazilian citizen and holds a Degree in Economics from the Universidade Estadual do Rio de Janeiro. Mr. Garcia joined Ambev as a Management Trainee in 1991 and thereafter held various positions in finance and operations before being appointed Information Technology and Shared Services Director in

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Full name	Age	Capacity	Experience

2002. Mr. Garcia was appointed InBev’s Chief Information and Services Officer in January 2005 and its Chief People and Technology Officer in September 2006. To ensure a greater focus on building the best people pipeline globally, Mr. Garcia was appointed Chief People Officer in 2014 focusing on AB InBev’s people organisation globally. This includes the Global Management Trainee Program, Global MBA recruitment, executive education and training and engagement initiatives.

Luiz Fernando Edmond	49	Chief Sales Officer

Mr. Edmond is a Brazilian citizen and holds a Degree in Production Engineering from the Federal University of Rio de Janeiro. Mr. Edmond joined Brahma, which later became Ambev, in 1990 as part of its first Management Trainee Program. At Ambev, he held various positions in the commercial, supply and distribution areas. He was appointed Zone President Latin America North and Ambev’s Chief Executive Officer in January 2005 and then Zone President North America and Chief Executive Officer of Anheuser-Busch in November 2008. He also is a member of the board of directors of Ambev, is Vice Chair of the Beer Institute, a national association of the brewing industry, and a member of Civic Progress, an organisation of St. Louis leaders working to improve community and business life in the region.

Tony Milikin	54	Chief Procurement Officer

Mr. Milikin is a USA citizen and holds an undergraduate Finance Degree from the University of Florida and an MBA in Marketing from Texas Christian University in Fort Worth, Texas. Mr. Milikin joined AB InBev in May 2009 from MeadWestvaco, where he was Vice President, Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions with increasing responsibilities at Monsanto and Alcon Laboratories.

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Full name	Age	Capacity	Experience
Pedro Earp	38	Chief Disruptive Growth Officer

Mr. Earp is a Brazilian citizen and holds a Bachelor of Science degree in Financial Economics from the London School of Economics. Mr. Earp joined AB InBev in 2000 as a Global Management Trainee in AB InBev’s Latin America North Zone. In 2002, he became responsible for the Zone’s mergers and acquisitions team and in 2005 he moved to Leuven, Belgium to become Global Director, M&A. Later, he was appointed Vice President, Strategic Planning in Canada in 2006; Global Vice President, Insights and Innovation in 2007; Global Vice President, M&A in 2009 and Vice President, Marketing for the Latin America North Zone in 2013. He was appointed Chief Disruptive Growth Officer in February 2015.

David Almeida	39	Chief Integration Officer

Mr. Almeida is a dual citizen of the USA and Brazil and holds a Bachelor’s Degree in Economics from the University of Pennsylvania. He will lead the integration planning and follow-up during the first few years of the SABMiller business integration, once the transaction closes. Most recently he served as Vice President, USA Sales, a role he took on in 2011, having previously held the position of Vice President, Finance for the North American organisation. Prior to that, he served as InBev’s head of mergers and acquisitions, where he led the combination with Anheuser-Busch in 2008 and the subsequent USA integration activities. Before joining InBev in 1998, he worked at Salomon Brothers in New York as a financial analyst in the Investment Banking division.

Michel Doukeris	42	Zone President Asia Pacific

Mr. Doukeris is a Brazilian citizen and holds a Degree in Chemical Engineering from Federal University of Santa Catarina in Brazil and a Master’s Degree in Marketing from Fundação Getulio Vargas, also in Brazil. He has also completed post-graduate programs in Marketing and Marketing Strategy from the Kellogg School of Management and Wharton Business School in the USA. Mr. Doukeris joined AB InBev in 1996 and held sales positions of increasing responsibility before becoming Vice President Soft Drinks for AB InBev’s Latin America North Zone in 2008. He was appointed President, AB InBev China in January 2010 and currently serves as Zone President Asia Pacific, a position he has held since January 2013.

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Full name	Age	Capacity	Experience
Stuart MacFarlane	48	Zone President Europe

Mr. MacFarlane is a citizen of the United Kingdom and received a Degree in Business Studies from Sheffield University in the UK. He is also a qualified Chartered Management Accountant. He joined AB InBev in 1992 and since then has held senior roles in finance, marketing, sales, and was Managing Director for AB InBev’s business in Ireland. Mr. MacFarlane was appointed President of AB InBev UK & Ireland in January 2008, and in January 2012, became AB InBev’s Zone President Central & Eastern Europe. In January 2014 he was appointed as Zone President Europe to lead AB InBev’s European Zone.

Ricardo Tadeu	39	Zone President Mexico

Mr. Tadeu is a Brazilian citizen, and received a Law Degree from the Universidade Cândido Mendes in Brazil and a Master of Law from Harvard Law School in Cambridge, Massachusetts. He joined AB InBev in 1995 and has held various roles across the commercial area. He was appointed Business Unit President for AB InBev’s operations in Hispanic Latin America in 2005, and from 2008 to 2012, served as Business Unit President, Brazil.

Marcio Froes	47	Zone President Latin America South

Mr. Froes is a Brazilian citizen and received a Degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro and a Master’s Degree in Brewing from the University of Madrid, Spain, in Industrial Technology. He joined Ambev in 1993 as a Management Trainee and has held roles in supply, people and sales, before being appointed Vice President People for AB InBev’s Canadian business in 2006. In Canada, he also served as Vice President Supply and Sales prior to being appointed Business Unit President from 2008 to 2009. Most recently, he was Vice President, Supply in Latin America North and was appointed Zone President Latin America South in January 2014.

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Full name	Age	Capacity	Experience
João Castro Neves	48	Zone President North America

Mr. Castro Neves is a Brazilian citizen and holds a Degree in Engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Illinois. He joined Ambev in 1996 and has held positions in various departments such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services. He was Ambev’s Chief Financial Officer and Investor Relations Officer and was appointed Zone President Latin America South in January 2007 before being appointed Zone President Latin America North and Ambev’s Chief Executive Officer in January 2009.

Bernardo Pinto Paiva	47	Zone President Latin America North

Mr. Pinto Paiva is a Brazilian citizen and holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and during his career at AB InBev has held leadership positions in sales, supply, distribution and finance. He was appointed Zone President North America in January 2008 and Zone President Latin America South in January 2009 before becoming Chief Sales Officer in January 2012.

9.	COMPANY INFORMATION

9.1

AB InBev was incorporated under Belgian law, with Register of Companies Number: 0417.497.106 on 2 August 1977, with its registered address situated at Grand’ Place / Grote Markt 1, 1000 Brussels, Belgium.

9.2	AB InBev is not registered as an external company in South Africa.

9.3	AB InBev’s financial year-end falls on 31 December each year.

9.4

AB InBev has appointed Computershare Investor Services Proprietary Limited (“Computershare”) as its transfer secretaries in South Africa, with its main place of business at 70 Marshall Street, Marshalltown, Johannesburg, 2001.

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10.	SHARE CAPITAL

10.1	The share capital of AB InBev on the date of this Pre-listing Announcement is as follows:

Authorised, unissued Ordinary Shares[3]	48 247 264 Ordinary Shares

Issued Ordinary Shares	1 608 242 156 Ordinary Shares

Issued Ordinary Shares held in treasury	1 859 625 Ordinary Shares

10.2	The articles of association of AB InBev do not contain any restrictions on the transfer of the Ordinary Shares.

11.	SIGNIFICANT CHANGES

No significant changes in the financial or trading position of AB InBev have occurred since the publication of AB InBev’s audited results for the year ended 31 December 2014, other than as envisaged in terms of the transactions contemplated in the Announcement.

12.	MAJOR SHAREHOLDERS

The following table, that is based on statutory notifications made in terms of applicable law, shows the shareholders of AB InBev that on the date of this Pre-listing Announcement, directly or indirectly, are beneficially interested in 5% or more of the issued Ordinary Shares.

Shareholder		Number of Ordinary Shares	% of the voting rights[4]
1	Stichting Anheuser-Busch InBev (“Stichting AB InBev”), stichting administratiekantoor under Dutch law	663 074 832	41.28

2	EPS Participations Sàrl under Luxembourg law, affiliated to EPS, its parent company	130 257 459	8.11

As at the date of this Pre-listing Announcement, these major shareholders and certain other shareholders act in concert in respect of 52.77% of the Ordinary Shares’ voting rights.

For further information on the shareholder structure of AB InBev, investors can access the relevant documents at http://www.ab-inbev.com/investors/shareholder-structure.html.

13.	DIRECTORS’ STATEMENTS

13.1	The Board has no reason to believe that the working capital available to AB InBev or its group will be insufficient for at least 12 months from the Listing Date.

13.2	The directors of AB InBev hereby confirm that AB InBev has, to the best of their knowledge and belief, adhered to all legal and regulatory requirements of Euronext Brussels applicable to AB InBev.

[3]

Under Belgian law and AB InBev’s articles of association, the authorised share capital of AB InBev is expressed as such number of Ordinary Shares that are available to be issued by the Board as authorised by the general meeting of AB InBev and in accordance with the articles of association, and not the sum of such number and the number of Ordinary Shares in issue.

[4]	Excluding treasury shares.

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14.	SALIENT DATES RELATING TO THE LISTING

The salient dates relating to the Listing are set out below:

Release of the Pre-listing Announcement via the Stock Exchange News Service of the JSE (“SENS”)	8 January 2016

Publication of the Pre-listing Announcement in the South African press	12 January 2016

Anticipated Listing Date and commencement of trade on the Main Board of the exchange operated by the JSE	9:00 on 15 January 2016

Note: The above times are South African standard time. The above times and dates are subject to change. Any such change will be notified via SENS.

15.	TAX CONSIDERATIONS

15.1

The following paragraphs contain a general summary of the South African tax implications of the acquisition and ownership of Ordinary Shares, for information purposes. This summary is not comprehensive or determinative and should not be regarded as tax advice given by AB InBev or any of its advisers. This summary is based on the South African laws as in force and as applied in practice on the date of this Pre-listing Announcement and is subject to changes to those laws and practices subsequent to the date of this Pre-listing Announcement. In the case of persons who are non-residents of South Africa for income tax purposes, it should be read in conjunction with the provisions of any applicable double taxation agreement between South Africa and their country of tax residence.

15.2

Dividends tax at 15% will be withheld on any foreign cash dividends declared and paid by AB InBev to South African shareholders holding Ordinary Shares listed on the exchange operated by the JSE, subject to any applicable exemptions that may apply.

15.3

South African resident shareholders that dispose of their Ordinary Shares listed on the exchange operated by the JSE will be subject to either income tax (in the case of share dealers) or capital gains tax (in the case of capital investors). The merger of AB InBev into Newco in line with the terms of the Transaction will constitute a disposal for South African resident shareholders in terms of South African tax law, and therefore would trigger the payment of the aforementioned taxes by South African resident shareholders on completion of the merger, subject to any specific exemptions that may otherwise apply to such shareholders.

15.4

Investors should consult their own advisers and take advice as to the tax consequences arising from or in relation to the acquisition and ownership of the Ordinary Shares in light of their particular circumstances, including, in particular, the effect of any state, regional, local or other tax laws.

16.	EXCHANGE CONTROL

16.1

The SARB has approved the secondary inward listing of AB InBev on the Main Board of the exchange operated by the JSE, and classified the secondary inward listed Ordinary Shares as ‘domestic’ for exchange control purposes. Accordingly, South African resident investors may trade the Ordinary Shares on the JSE without having recourse to their foreign portfolio allowances.

16.2

Currency and shares are not freely transferable from South Africa to any jurisdiction outside the geographical borders of South Africa or jurisdictions outside of the Common Monetary Area (collectively, South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland). These transfers must comply with the South African Exchange Control Regulations as described below. The South African Exchange Control Regulations also regulate the acquisition by former residents and non-residents of Ordinary Shares.

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16.3

Investors who are resident outside the Common Monetary Area should seek advice as to whether any governmental and/or other legal consent is required and/or whether any other formality must be observed to enable an investor to acquire and/or hold Ordinary Shares. If investors are in any doubt regarding the application of the South African Exchange Control Regulations, they should consult their own professional advisers.

17.	CLEARANCE AND SETTLEMENT

Further information relating to trading in the Ordinary Shares, including details on the clearance and settlement processes for trading in the Ordinary Shares on the exchange operated by the JSE, as well as documentation relating thereto which will be electronically provided to the extent requested, may be obtained by contacting Ms Janine Johnson or Ms Jennifer Hendricks at Computershare by telephone on +27 11 370 5190 or by e-mail on removals@computerhare.co.za. The relevant documentation may also be obtained from the Computershare website (http://www.computershare.com/za/Pages/default.aspx) from 12 January 2016.

18.	AVAILABILITY OF DOCUMENTS

Documents such as financial statements, public announcements and investor presentations, which AB InBev has made public over the last two years, including the constitutional documents of AB InBev, are available at http://www.ab-inbev.com/ and http://www.ab-inbev.com/investors/disclaimer/pressrelease.html.

Belgium

8 January 2016

Joint financial advisers and transaction sponsors to AB InBev in respect of the Listing

Deutsche Bank

Standard Bank

Financial adviser to AB InBev

Lazard

South African legal adviser to AB InBev

Webber Wentzel

DISCLAIMER

This Pre-listing Announcement does not constitute or form a part of any offer or solicitation or advertisement to purchase and/or subscribe for shares in any jurisdiction, including an offer to the public for the sale of, or subscription for, or the solicitation or the advertisement of an offer to buy and/or subscribe for, shares.

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This Pre-listing Announcement does not constitute or form a part of any offer or solicitation or advertisement to purchase and/or subscribe for shares in South Africa, including an offer to the public for the sale of, or subscription for, or the solicitation or the advertisement of an offer to buy and/or subscribe for, shares as defined in the South African Companies Act, No. 71 of 2008 (as amended) or otherwise (the “Companies Act”) and will not be distributed to any person in South Africa in any manner that could be construed as an offer to the public in terms of the Companies Act. This Pre-listing Announcement does not constitute a prospectus registered and/or issued in terms of the Companies Act. Accordingly, this Pre-listing Announcement does not comply with the substance and form requirements for prospectuses set out in the Companies Act and the South African Companies Regulations of 2011 and has not been approved by, and/or registered with, the South African Companies and Intellectual Property Commission, or any other South African authority.

This Pre-listing Announcement constitutes factual, objective information and nothing contained herein should be construed as constituting any form of investment advice or recommendation, guidance or proposal of a financial nature. The drafters of this Pre-listing Announcement are not financial services providers licensed as such under the South African Financial Advisory and Intermediary Services Act, 37 of 2002 (as amended) in South Africa and nothing in this Pre-listing Announcement should be construed as constituting the canvassing for, or marketing or advertising of financial services in South Africa.

Investors should ascertain whether acquiring or holding the Ordinary Shares, or any of the transactions envisaged in this Pre-listing Announcement, is affected by the laws of the relevant jurisdiction in which they reside and consider whether the Ordinary Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives.

If you are in any doubt about the contents of this Pre-listing Announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, attorney, accountant or independent financial adviser or from another appropriately authorised independent financial adviser.

Important notices relating to financial advisers

Lazard & Co., Limited (“Lazard”) is acting exclusively as financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction or any other matters referred to in this Pre-listing Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Securities (SA) Proprietary Limited, a non-bank member of the Deutsche Bank Group (“Deutsche Bank”), is acting for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to any matter referred to herein

Without limiting a person’s liability for fraud, neither Deutsche Bank nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this Pre-listing Announcement, any statement contained herein or otherwise.

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The Standard Bank of South Africa Limited (“Standard Bank”) is authorised under South African banking law and regulated by the SARB. Standard Bank is acting as financial adviser and joint transaction sponsor to AB InBev in relation to this Pre-listing Announcement. Standard Bank is not acting for anybody else in connection with the matters referred to in this Pre-listing Announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this Pre-listing Announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this Pre-listing Announcement, any statement contained or referred to herein or otherwise.

Cautionary note regarding forward-looking statements

This Pre-listing Announcement contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this Pre-listing Announcement include statements relating to AB InBev’s proposed acquisition of SABMiller (including with respect to the expected timing and scope of these transactions), the expected effects of the Listing on AB InBev, the expected timing and scope of the Listing and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the USA Securities and Exchange Commission (“SEC”) on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realised or, even if substantially realised, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Future SEC Filings and this Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to USA investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a United Kingdom scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the USA Securities Act of 1933, as amended (“Securities Act”) provided by Section 3(a)(10) thereof and would be subject to United Kingdom disclosure requirements (which are different from those of the USA). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of United Kingdom takeover offer, it will be done in compliance with the applicable rules under the USA Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

No forecasts or estimates

No statement in this Pre-listing Announcement (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this Pre-listing Announcement should be interpreted to mean that earnings or earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.